Mail Stop 4561

June 13, 2006

Mr. Joseph Dunsmore
President and Chief Executive Officer
Digi International Inc.
11001 Bren Road East
Minnetonka, Minnesota 55343

> **Re: Digi International**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Forms 8-K filed dated April 17, 2006**
> **File No. 0-17972**

Dear Mr. Dunsmore:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-K for the Fiscal Year Ended September 30, 2005

Management's Discussion and Analysis, pages 20

Operating Expenses, page 29

1.   We note your disclosure within MD&A that identifiable intangible amortization expense is included within operating expenses. Advise us as to what consideration you have given to FASB 86 Interpretation 17.

Mr. Joseph Dunsmore
Digi International
June 13, 2006

Non-GAAP Financial Measures, page 22

2.   Your presentation of non-GAAP information identifies both the tax settlement and the valuation allowance adjustment as unusual items. Explain to us your basis for concluding that these items are unusual for purposes of non-GAAP disclosure. As part of your response, explain your basis for concluding that it is not reasonably likely that similar items will recur within two years. See Item 10(e)(ii)(B) of Regulation S-K.

3.   We note that you have reconciled EBITDA to net income. Explain to us how you have considered the answers to questions 8 and 15 from the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. In this regard explain to us, in detail, how you have considered the disclosures identified in the answer to question 8.

4.   We note similar non-GAAP disclosures in the press release in the Form 8-K dated April 17, 2006. Management should review these disclosures in light of the preceding comments on the Form 10-K.

Financial Statements

Notes to Consolidated Financial Statements

Note 6. Segment Information and Major Customers, page 59

5.   We note the discussion, beginning on page 7 of your 10-K, of various product families and categories. In view of these differing product offerings, explain to us how you have considered the requirements of SFAS 131, par.37.

Form 8-K dated April 17, 2006

6.   We note the non-GAAP disclosures relating to the impact of share-based compensation on operating results for the three and six month periods ending March 31, 2006 which have been included in the press release. Explain to us how you have considered the guidance of SAB Topic 14.G and the answer to question 8 from Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. Please note that each measure you have presented that excludes stock-based compensation expense, e.g. gross profit, operating expenses, represents a separate non-GAAP measure that should be specifically addressed.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Mr. Joseph Dunsmore
Digi International
June 13, 2006

Financial Statements

Notes to the Financial Statements

Note 10 Segment Information, page 13

7.   We note your disclosure that during the first quarter of fiscal 2006, you changed your organizational structure and the manner in which certain intellectual property is used. As a result, your chief operating decision maker (CODM) now reviews and assesses financial information for your company in the aggregate. Accordingly, you have concluded that you have a single operating and reporting segment as of October 1, 2005. Describe to us in greater detail the nature of the changes in your organizational structure and operations which resulted in the change in your reporting structure. Provide us with copies of the financial information reviewed by your CODM for the quarterly periods immediately before and after the change in your reportable segments.

Management's Discussion & Analysis, pages 15-19

Gross Profit, page 18

8.   We note your discussion of the factors that led to a decrease in your gross profit margin for the three and six months ended March 31, 2006. Tell us whether you believe the decrease in gross profit margin represents a trend that will continue in future periods. Also, tell us what actions or steps, if any, you have taken or plan to take to improve your gross profit margin. Finally, explain how you have considered providing disclosure addressing these matters in your MD&A.

Operating Expenses, pages 18-19

9.   In your discussion of operating expenses, you sometimes refer to two or more sources as factors that contributed to a material change without quantifying the amount contributed by each factor. For example, you indicate that the increase in sales and marketing is due to increased ongoing expenses as a result of acquisitions and stock-based compensations, partially offset by decreased variable expenses related to your mature business. However, these factors are not quantified. Tell us how you considered Section to III.D of SEC Release 33-6835 in identifying and quantifying the extent of contribution of each of two or more factors underlying material increases or decreases.

Income Taxes, pages 19-20

10.   Management should consider the staff's comments on the presentation of non-GAAP disclosures as it may potentially relate to the disclosures within the discussion of income taxes in MD&A.

Mr. Joseph Dunsmore
Digi International
June 13, 2006

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3489 with any other questions as I supervised the review of your filing.

Sincerely,

Brad Skinner
Accounting Branch Chief

Mr. Joseph Dunsmore
Digi International
June 13, 2006